EXHIBIT 23.2

NOTICE REGARDING CONSENT OF ARTHUR ANDERSEN LLP

As permitted by Rule 437a of the Securities Act of 1933, we have not filed the written consent of Arthur Andersen LLP as otherwise required by Section 7 of the Securities Act.  We have made reasonable efforts to obtain a written consent from Arthur Andersen LLP in connection with this Registration Statement, but such efforts have been unsuccessful.  Because Arthur Andersen LLP has not consented to the incorporation of their report in this Registration Statement, investors may be unable to recover against Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statements of material fact contained in the financial statements audited by Arthur Andersen LLP or any omission to state a material fact required to be stated therein, which financial statements are incorporated in this Registration Statement.